Exhibit 99.1

NEWS RELEASE

North American Palladium Announces Reduction of Senior Secured Term Loan
Interest Rate and Extension of Credit Facility

Toronto, Ontario, July 7, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced that it has returned to a reduced interest rate on its senior secured term loan and its operating credit facility has been extended.

The Company has made a payment of approximately US$23.4 million to Brookfield Capital Partners Ltd. (“Brookfield”), its senior secured term loan lender, representing US$16.2 million of accrued interest and US$7.2 million of the associated pre-payment fee.  Per a letter agreement with Brookfield, in consideration of the US$23.4 million payment and the capitalization of the remaining US$16.2 million of accrued and unpaid interest, the Company will revert to quarterly cash payments at a 15% interest rate with the first such cash interest payment on September 30, 2014.  All other terms and conditions of the senior secured term loan remain unchanged.  The outstanding balance under the senior secured term loan is approximately US$173.2 million on July 1, 2014.  The senior secured term loan is secured by first priority security on the Company’s fixed assets and second priority security on accounts receivables and inventories.

Additionally, the Company has extended its US$60 million revolving operating line of credit with The Bank of Nova Scotia by an additional year on the same terms and conditions, which includes US$ based loans interest at LIBOR plus 4.5%, to July 3, 2015.  The credit facility is secured by first priority security on the Company’s accounts receivables and inventories and second priority security on fixed assets.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic
Investor Relations
Telephone: 416-360-7374
Email: jvincic@nap.com